UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 16, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 16, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: August 16, 2012
12-35-TR

Teck Announces Subscription to Strait Minerals Share Placement

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) announced today that it has subscribed for and acquired an additional 3,000,000 common shares of Strait Minerals Inc. (TSX-V: SRD) (“Strait”), at a cost of $0.10 per common share, as part of a private placement conducted by Strait. The common shares issued to Teck are legended and restricted from trading until December 16, 2012.

Teck directly holds 6,000,000 common shares of Strait, representing approximately 10.56% of the outstanding common shares of Strait, after giving effect to the private placement. Teck also holds 3,000,000 share-purchase warrants of Strait exercisable at $0.25 per warrant by December 16, 2012 or at $0.35 by December 31, 2013. If Teck were to exercise all of its warrants it would hold 9,000,0000 common shares, or approximately 15.03%, of Strait’s outstanding common shares, calculated on a partially diluted basis assuming the exercise of the Teck warrants only.

Strait is a Canadian mineral exploration company active solely in Peru since 2003.  The subscription was made for investment purposes. Teck may otherwise determine to increase or decrease its investment in Strait depending on market conditions and any other relevant factors.

This release is required to be issued under the early warning requirement of the Ontario Securities Act and National Instrument 62-103.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact: Marcia Smith Senior Vice President, Sustainability & External Affairs Tel.: 604.699.4616 E-mail: marcia.smith@teck.com	Investor Contact: Edwin Shadeo Manager, Investor Relations Tel.: 604.699.4531 E-mail: edwin.shadeo@teck.com